UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 27, 2024

CAPITAL BANCORP, INC.
(Exact name of registrant as specified in its charter)

Maryland	001-38671	52-2083046
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(IRS Employer Identification No.)
2275 Research Boulevard, Suite 600, Rockville, Maryland 20850
(Address of principal executive offices) (Zip Code)
(301) 468-8848
Registrant’s telephone number, including area code

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☑    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, par value $0.01 per share	CBNK	NASDAQ Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On March 27, 2024, Capital Bancorp, Inc., a Maryland corporation (“Capital”), and Integrated Financial Holdings, Inc., a North Carolina corporation (“IFHI”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and conditions therein, IFHI will merge with and into Capital (the “Merger”), with Capital continuing as the surviving corporation in the Merger. Following the Merger, West Town Bank & Trust, a state bank chartered under the laws of Illinois and wholly owned subsidiary of IFHI, will merge (the “Bank Merger”) with and into Capital Bank, N.A. (“Capital Bank”), a national bank and wholly owned subsidiary of Capital, with Capital Bank as the surviving bank. The Merger Agreement was unanimously approved by the boards of directors of Capital and IFHI.

Upon the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of the common stock, $1.00 par value per share, of IFHI (“IFHI Common Stock”) outstanding immediately before the Effective Time, other than shares owned by Capital, IFHI or a subsidiary of either, or shares held by shareholders who have validly exercised their appraisal rights under North Carolina law, shall be converted into the right to receive (i) 1.115 shares of the common stock, $0.01 par value per share, of Capital (“Capital Common Stock”), and (ii), subject to certain adjustments, $5.36 in cash, as well as cash in lieu of fractional shares. Shareholders of IFHI that comply with the applicable “appraisal rights” provisions of the North Carolina Business Corporation Act, as amended (the “Act”), will be entitled to payment of the fair value of such IFHI Common Stock in accordance with the applicable provisions of such Act. The cash portion of the merger consideration is subject to downward adjustment by the amount, if any, that IFHI’s Adjusted Tangible Common Equity (as defined in the Merger Agreement) is below $60,593,582 as of the last day of the month immediately prior to the closing of the transactions contemplated by the Merger Agreement. The cash portion of the merger consideration is also subject to increase, up to a maximum amount of $0.88 per share of IFHI Common Stock, upon the sale of certain IFHI credits prior to closing for amounts in excess of specified marks. In addition, IFHI will, prior to Closing, declare a special dividend to its shareholders of the common stock it holds in Dogwood State Bank, a North Carolina state-charted bank (or will liquidate such common stock and distribute the proceeds to its shareholders) (the “Pre-Closing Dividend”).

In addition, at the Effective Time, each stock option granted by IFHI to purchase shares of IFHI Common Stock pursuant to an IFHI equity plan, whether vested or unvested, immediately prior to the Effective Time shall be assumed by Capital and converted into an economically equivalent option to purchase Capital Common Stock, with the same terms and conditions as applied to the IFHI stock option. Each share of IFHI Common Stock subject to vesting, repurchase or other lapse restriction that is unvested or contingent and outstanding immediately prior to the Effective Time shall fully vest (with any performance-based vesting condition deemed satisfied to the extent provided in the applicable award agreement) and shall be cancelled and converted automatically into the right to receive merger consideration in respect of each such share of IFHI Common Stock underlying such restricted stock award.

The Merger Agreement contains customary representations and warranties from both Capital and IFHI, and each party has agreed to customary covenants, including among others, covenants relating to (i) the conduct of its business during the interim period between the execution of the Merger Agreement and the Effective Time, (ii) obligation to call a meeting of its shareholders to approve the Merger Agreement and, subject to certain exceptions, to recommend that its shareholders approve the Merger Agreement, (iii), in the case of Capital, use its reasonable best efforts cause the shares of Capital Common Stock to be issued as merger consideration to be approved for listing on the NASDAQ Stock Market, LLC (“NASDAQ”) and (iv) in the case of IFHI, non-solicitation obligations relating to alternative acquisition proposals. Capital and IFHI have also agreed to use their reasonable best efforts to prepare and file all applications, notices and other documents to obtain all necessary consents and approvals for consummation of the transactions contemplated by the Merger Agreement.

The completion of the Merger is subject to customary conditions, including (i) approval of the Merger Agreement by Capital’s IFHI’s shareholders, (ii) authorization for listing on NASDAQ of the shares of Capital Common Stock to be issued in the Merger, (iii) receipt of required regulatory approvals, without the imposition of any condition or restriction that would be reasonably expected to have a material adverse effect on the surviving corporation and its subsidiaries, taken as a whole, after giving effect to the Merger, (iv) effectiveness of the registration statement on Form S-4 for the Capital Common Stock to be issued in the Merger, (v) the absence of any order, injunction, decree or other legal restraint preventing the completion of the Merger or any of the other transactions contemplated by the Merger Agreement or making the completion of the Merger illegal, (vi) the calculation of Adjusted Tangible Common Equity becoming final and binding pursuant to the terms of the Merger Agreement and (vii) the cash portion of the merger consider not be adjusted to an amount less than $1.00 per share of IFHI Common Stock. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (a) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (b) performance in all material respects by the other party of its obligations under the Merger Agreement, (c) receipt by such party of an opinion from its counsel to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, (d) no material adverse effect with respect to the other party having occurred since the date of the Merger Agreement and (e) the Pre-Closing Dividend having received regulatory approval necessary to permit it being declared and distributed. Capital’s obligation to complete the Merger is further subject to certain conditions, including the continued effectiveness of certain employment agreements with certain employees of IFHI, no more than 10% of IFHI shareholders having exercised appraisal rights and the Pre-Closing Dividend having been declared and distributed.

The Merger Agreement provides certain termination rights for both Capital and IFHI, including the right of IFHI to terminate the Merger Agreement if, during a specified period prior to the closing of the Merger, the average closing price of Capital Common Stock is less than 82.5% of its average closing price over the 20 trading days immediately prior to the announcement of the Merger Agreement, and Capital Common Stock underperforms a specified peer group index by more than 17.5% (provided, that, Capital will have a right to increase the merger consideration to prevent these thresholds from being triggered in the event that IFHI seeks to exercise this right). Except for any such adjustments in connection with such a termination scenario, the stock portion of the merger consideration is fixed at 1.115 shares of Capital Common Stock for each share of IFH Common Stock. The Merger Agreement further provides that a termination fee of $3.0 million will be payable to Capital, as applicable, upon termination of the Merger Agreement under certain circumstances.

In connection with the Merger Agreement, directors and certain executive officers of IFHI entered into voting and support agreements with Capital in which they have agreed, among other things, to vote the shares of IFHI Common Stock owned beneficially or of record by such stockholder in favor of the Merger Agreement and the Merger at the special meeting of IFHI’s shareholders at which these matters are to be considered.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (i) will not survive consummation of the Merger and (ii) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding Capital or IFHI, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Capital, IFHI, their respective affiliates and their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the registration statement on Form S-4 that will include a joint proxy statement of Capital and IFHI and a prospectus of Capital, as well as the information in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings that Capital makes with the Securities and Exchange Commission (“SEC”).

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference.

Forward-Looking Statements

This Current Report on Form 8-K and the exhibits filed herewith include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to Capital’s and IFHI’s beliefs, goals, intentions, and expectations regarding the proposed transaction and anticipated financial results; our estimates of future costs and benefits of the actions we may take; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected costs of the transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward‐looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” “will,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward‐looking statements speak only as of the date they are made; Capital and IFHI do not assume any duty, and do not undertake, to update such forward‐looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise, except as required by law. Furthermore, because forward‐looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of Capital and IFHI. Such statements are based upon the current beliefs and expectations of the management of Capital and IFHI and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include, but are not limited to, the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive Merger Agreement between Capital and IFHI; the outcome of any legal proceedings that may be instituted against Capital or IFHI; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of Capital and IFHI to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of Capital; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Capital and IFHI do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the Merger within the expected timeframes or at all and to successfully integrate IFHI’s operations and those of Capital; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; IFHI’s and Capital’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by Capital’s issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of IFHI and Capital to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of IFHI and Capital; the effects of inflation on IFHI, Capital and the proposed transaction; the impact of changing interest rates on IFHI and Capital; and the other factors discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Capital’s Annual Report on Form 10‐K for the year ended December 31, 2023 and in other reports Capital files with the SEC.

Additional Information and Where to Find It

In connection with the proposed transaction, Capital will file a registration statement on Form S‑4 with the SEC. The registration statement will include a joint proxy statement of Capital and IFHI, which also constitutes a prospectus of Capital, that will be sent to Capital’s and IFHI’s shareholders seeking certain approvals related to the proposed transaction.
The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SECURITY HOLDERS OF CAPITAL AND IFHI AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFHI, CAPITAL AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed by Capital with the SEC containing information about IFHI and Capital, without charge, at the SEC’s website (http://www.sec.gov). In addition, copies of documents filed with the SEC by Capital will be made available free of charge in the “Investor Relations” section of Capital’s website, https://www.capitalbankmd.com, under the heading “SEC Filings;” and investors may obtain free copies of the joint proxy statement/prospectus (when available) by contacting Integrated Financial Holdings, Inc., Attn: Steven E. Crouse, 8450 Falls of Neuse Road, Suite 202, Raleigh, NC 27615, telephone: (919) 861-8018.

Participants in Solicitation

IFHI, Capital, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding Capital’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 4, 2023, and certain other documents filed by Capital with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
2.1	Agreement and Plan of Merger and Reorganization, dated March 27, 2024, by and between Capital Bancorp, Inc. and Integrated Financial Holdings, Inc.*
99.1	Form of Voting and Support Agreement between Capital Bancorp, Inc. and certain shareholders of Integrated Financial Holdings, Inc., dated March 27, 2024 (included as Exhibit A to the Agreement and Plan of Merger and Reorganization filed as Exhibit 2.1).
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).
*	Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule will be furnished to the SEC upon request; provided, however, that the parties may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any document so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CAPITAL BANCORP, INC.

Date: April 1, 2024	By:	/s/ Jay Walker
Jay Walker
Chief Financial Officer